(As filed July 17, 1998)
                                                         File No. 70-9197

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
          ________________________________________________________

                               Amendment No. 3
                                     to
                                  FORM U-1
                         APPLICATION OR DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          _________________________________________________________

                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana   46410

                 (Name of company filing this statement and
                   address of principal executive offices)
            _____________________________________________________

                                    None

               (Name of top registered holding company parent)
           ______________________________________________________

                    Peter V. Fazio, Jr., General Counsel
                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                       Merrillville, Indiana     46410

                   (Name and address of agent for service)

   The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

      Mark T. Maassel, Vice President      Andrew F. MacDonald, Esq.
      NIPSCO Industries, Inc.              William C. Weeden
      801 East 86th Avenue                 Thelen Reid & Priest LLP
      Merrillville, Indiana 46410          701 Pennsylvania Ave., N.W.
                                           Washington, D.C.   20004

                            Michael L. Meyer, Esq.
                            Schiff Hardin & Waite
                            7200 Sears Tower
                            233 S. Wacker Drive
                            Chicago, Illinois 60606

        The Applicant hereby amends and restates section 3.5 of ITEM 3 - APPLICABLE STATUTORY PROVISIONS, as follows:

        3.5  Section 3(a)(1).
             ---------------

        Industries also requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act confirming that Industries, and each of its subsidiary companies as such, will continue to be exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or interest of investors and consumers, if:

        such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.


        Although Bay State and Northern are not incorporated and do not conduct any public utility operations in Indiana, the state of Industries' incorporation, following its acquisition of Bay State and Northern, (i) Industries will not derive any material part of its income from either Bay State or Northern, and (ii) Industries, and each of its public-utility subsidiary companies from which it derives any material part of its income, will remain predominantly intrastate in character and carry on their business substantially in a single State, namely, Indiana.

        A. Industries Will Not Derive Any Material Part of Its Income From Bay State or Northern.
             ----------------------------------------------------------

        As is clear from the plain language of Section 3(a)(1), the test of whether the public-utility subsidiaries of a holding company are "predominantly intrastate in character" is applied separately to each public-utility subsidiary from which such holding company "derives, directly or indirectly, any material part of its income." SEE PUBLIC SERVICE COMPANY OF OKLAHOMA, 8 S.E.C. 12, 16 (1940); WISCONSIN ELECTRIC POWER COMPANY, 28 S.E.C. 906, 909 - 911 (1948). Hence, the fact that a holding company has, as a subsidiary, a public-utility company incorporated and operating in a state other than its own state of incorporation is irrelevant for purposes of determining whether such holding company is entitled to an exemption under Section 3(a)(1) if that out-of-state subsidiary does not contribute "any material part" of the holding company's income. SEE WASHINGTON RAILWAY AND ELECTRIC COMPANY, 4 S.E.C. 191 at 192 - 193 (1938); COMMONWEALTH EDISON COMPANY, 28 S.E.C. 172 at 173 (1948); WPL HOLDINGS, INC., 40

   SEC Docket 491 at 499 (February 26, 1988). If, on the other hand, a public-utility subsidiary does contribute a "material part" of the holding company's income, then it must be BOTH incorporated in the same state as the holding company AND carry on its business
   "substantially" in that state.

        In the decisions under Section 3(a)(1) in which the materiality of an out-of-state subsidiary has been considered, the Commission has consistently focused on the RELATIVE SIZE of the out-of-state subsidiary, expressed as a percentage of the applicant holding company's total operations, using a variety of financial measurements. In its early decisions, including PUBLIC SERVICE COMPANY OF OKLAHOMA, WASHINGTON RAILWAY and WISCONSIN ELECTRIC, SUPRA, the Commission placed greatest importance upon the relationship of the dividends actually paid by and undistributed earnings of the out-of-state subsidiary, expressed as a percentage of the holding company's consolidated net income. At other times, the Commission has considered a variety of other financial comparisons as well. In COMMONWEALTH EDISON COMPANY, SUPRA, for example, which was decided the same year as WISCONSIN ELECTRIC, the Commission compared an out-of-state subsidiary's gross operating revenues from off-system sales to the parent's consolidated gross operating revenues. Similarly, in WPL HOLDINGS, Inc., 40 SEC Docket 491 (February 26, 1988), the Commission appears to have considered only the operating revenues of an out-of-state subsidiary. In more recent cases, the Commission has taken into account various financial comparisons, without indicating which, if
   any, is entitled to greatest deference.   SEE E.G., UNICOM
   CORPORATION, 57 SEC Docket 660 (July 22, 1994) (percentage of consolidated operating revenues, consolidated net income, consolidated net utility plant and consolidated total assets represented by out-of-state subsidiary); PROVIDENCE ENERGY CORPORATION, 60 SEC Docket 2109 (November 30, 1995) (percentage of consolidated gas revenues and income represented by out-of-state subsidiary); and ATLANTA GAS LIGHT COMPANY, ET AL., 61 SEC Docket 1057 (March 5, 1996) (percentage of consolidated operating revenues and total assets represented by out-of-state subsidiary).

        To date, the Commission has not embraced any numerical bright-line test of materiality under Section 3(a)(1). In fact, a review of the recent decisions indicates that the Commission is moving toward a more flexible standard of interpretation of the materiality test (as well as of the "predominantly intrastate in character" test). In COMMONWEALTH EDISON, SUPRA, the Commission granted an exemption under
   Section 3(a)(1) where the applicant's out-of-state subsidiary contributed gross operating revenues (after intercompany eliminations) ranging between 2.7% and 3.3% of the applicant's consolidated gross operating revenues over a two-year period, finding that such subsidiary was not a material subsidiary. More recently, however, in ATLANTA GAS LIGHT COMPANY, SUPRA, the Commission granted an exemption under Section 3(a)(1) to a newly-organized Georgia holding company (AGL Resources, Inc.) with a subsidiary operating in Tennessee which represented 6.2% and 6.9%, respectively, of the holding company's consolidated operating revenues and total assets. The Commission also recently accepted, without challenge, a claim for exemption under
   Section 3(a)(1) pursuant to Rule 2, 17 C.F.R. Section 250.2, by FirstEnergy Corp. ("FirstEnergy"), a holding company incorporated in Ohio that owns all of the stock of two Ohio utilities and, in addition, indirectly holds all of the stock of Pennsylvania Power Company ("Penn Power"), a utility that is incorporated and operates in Pennsylvania.<1> It appears from FirstEnergy's initial filing on Form U-3A-2 that, for the twelve months ended June 30, 1997, Penn Power represented about 6%, 6.4%, and 6.9%, respectively, of FirstEnergy's consolidated net income, consolidated operating revenues, and net utility plant, and, for the previous calendar year, accounted for about 7.5% of total electric energy sales (in kWh) by FirstEnergy and subsidiaries on a PRO FORMA basis.<2>

        In contrast, there have been only a few occasions on which the Commission has denied an exemption to a holding company based on a finding that a subsidiary with substantial interstate operations contributed a "material part" of the holding company's income. The leading case is WISCONSIN ELECTRIC, SUPRA, in which the Commission found that an out-of-state subsidiary of the applicant contributed a "material part" of its income where the dividends paid by such subsidiary, as a percentage of the applicant's consolidated net income, ranged between 9.45% and 11.92% over a four-year period (1944-
   1947). 28 S.E.C. at 912. These are apparently the lowest percentages in any case decided under Section 3(a)(1) in which the Commission has expressly held that an out-of-state subsidiary contributed a "material part" of the applicant's income and, accordingly, denied an exemption.

        In the present case, gross utility operating revenues, utility operating income, net utility income and net utility plant of Bay State and Northern, and the percentage of each on a PRO FORMA basis at and for the year ended December 31, 1997, to the total combined gross utility operating revenues, utility operating income, net utility income and net utility plant of Industries and subsidiaries are as follows:<3>

   ---------------
   <1>  The Commission approved the acquisition by FirstEnergy of all of the voting securities of Centerior Corporation and Ohio Edison Company, the parent of Penn Power. SEE FIRSTENERGY CORP., 65 SEC Docket 1825 (November 5, 1997). Since FirstEnergy had not requested an order under Section 3(a)(1) exempting it as a holding company, the Commission did not specifically address whether FirstEnergy would derive any material part of its income from Penn Power.

   <2>  SEE Statement on Form U-3A-2 of FirstEnergy Corp. , dated
   November 8, 1997 (as amended November 21, 1997) (File No. 69-423).

   <3>  The data presented excludes Industries' operating revenues from water operations and other non-utility products and services which, in 1997, totaled about $762 million, or about 29% of Industries consolidated operating revenues.

                                       BAY STATE           NORTHERN
                                    ---------------    -----------------
                        PRO FORMA
                        COMBINED   AMOUNT             AMOUNT
                        UTILITIES    ($MM)   PERCENT    ($MM)    PERCENT
                          ($MM)     ------   -------   ------    -------
    GROSS UTILITY
    OPERATING REVENUES   $2,249.7  $ 357.5      15.9%   $ 80.2      3.5%

    UTILITY OPERATING
    INCOME*/                325.3     31.1       9.6       8.0      2.5

    NET UTILITY
    INCOME*/                226.9     17.1       7.5       4.5      2.0

    NET UTILITY PLANT
                          3,613.8    397.0      11.0      99.4      2.6


   */ As adjusted to eliminate the effect of a one-time write-off of restructuring costs by Bay State.

        As the foregoing demonstrates, Industries will not derive "any material part" of its income from Northern, no matter what financial yardstick for comparison is used. Likewise, although Bay State's net utility income for 1997, as a percentage of the PRO FORMA combined net utility income of Industries (7.5%), is higher than the percentage found acceptable in any case in which the Commission has granted, by order, an exemption under Section 3(a)(1), it is lower than the percentage found unacceptable in WISCONSIN ELECTRIC, SUPRA. This percentage is also only slightly greater than the percentage of net income that FirstEnergy derives from Penn Power, based on data disclosed in FirstEnergy's initial claim for exemption on Form U-3A-2.

        Furthermore, although Bay State's contribution to Industries' PRO FORMA combined gross utility revenues (15.9%) is also greater than in any case in which the Commission has granted an exemption, by order, under Section 3(a)(1) to a holding company with an out-of-state subsidiary, there are compelling reasons in this case why the Commission should attach greater importance to the net income percentage. First, as already noted, in its early decisions applying the materiality test under Section 3(a)(1), the Commission placed primary importance on net income (or earnings available for payment of dividends on a subsidiary's common stock) as a percentage of the holding company's consolidated net income. Indeed, Section 3(a)(1) itself speaks of "income," not "revenues" or "net utility plant." In more recent cases, the Commission has considered other relevant financial comparisons, in addition to net income, but there is no indication that the Commission's purpose was to minimize the importance of net income as the preferred yardstick for comparison.

        More important, in this case, the operating revenues and operating income percentages tend to distort and overstate Bay State's comparative size, for a number of reasons. First, it is relevant to consider that the cost of gas in New England is and historically has been significantly higher than in the Midwest, which is much closer to the major producing areas in North America. This is reflected in Bay State's per unit cost of gas, which is significantly higher than Industries' per unit cost of gas.<4> The cost of gas, which is essentially a pass-through to customers, has an obvious impact on gross revenues, but little if any effect on income. Second, Industries' subsidiaries serve a much larger industrial customer base than Bay State. A high percentage of these customers purchase their gas directly from producers and marketers and contract only for "unbundled" transportation service from the local utility.<5>
   Because revenues from transportation-only customers do not reflect or include the gas sales component, a revenues-based size comparison of Bay State and Industries would once again create a distorted picture. Thus, while the combined gas operating revenues of Bay State and Northern in 1997 would represent, on a PRO FORMA basis, approximately 35% of the gas operating revenues of the merged companies, the total gas send-out of Bay State and Northern Utilities would represent only 18% of the send-out of the merged companies on a volumetric basis.

        Moreover, because Bay State is engaged exclusively in the natural gas business, whereas Industries' predominant subsidiary, Northern Indiana, derives more than half of its revenues from electric utility operations, a revenues-based comparison of the two companies also tends to overstate Bay State's relative size. In this regard, in HOUSTON INDUSTRIES INCORPORATED, ET AL., 65 SEC Docket 83 (July 24,
   1997), the Commission noted the difficulty of making size comparisons between a gas company and an electric company based on revenues. In that case, the Commission granted an exemption under Section 3(a)(2) of the Act to an electric utility that was proposing to acquire a gas utility, even though, in applying the "gross-to-gross" subsidiary-to-parent revenues test historically used in cases under Section 3(a)(2), the resulting percentage was significantly higher than in any previous case in which an exemption had been granted.

        Although the Commission appears to have accepted a more liberal test for predominance under Section 3(a)(2) in HOUSTON INDUSTRIES,

   ________________
   <4>  For comparison, during the period 1994 through 1997, Bay State's average cost of gas ranged between $3.92 and $4.79/Dth, while Northern Indiana's average gas cost ranged between $2.65 and $3.16/Dth.

   <5>  In 1997,  unbundled  gas transportation (primarily to large industrial customers) represented 55% of Northern Indiana's total gas send-out, but only 32% of Bay State's send-out.

   based on the traditional "gross-to-gross" revenues analysis, it is significant that the Commission also looked at other relevant proxies for size, such as ratios of utility operating income and utility assets, which it found to be more in line with ratios established in earlier cases. The Commission also noted that, because Houston Industries' operations are entirely electric while its subsidiary's are entirely gas, other size comparisons (E.G., units of energy sold, number of customers) sometimes used in cases under Section 3(a)(2) would not be relevant. 65 SEC Docket at 86, and n. 21.

        B. Industries Will Remain Predominantly Intrastate in Character and Carry On its Business Substantially in a Single State.
             ------------------------------------------------------------

        As indicated, Industries and its three existing public utility subsidiaries, Northern Indiana, Kokomo and NIFL, are all incorporated in Indiana, and the three subsidiaries carry on their public utility operations exclusively within Indiana. Although Northern Indiana sells electricity at wholesale to non-Indiana customers, almost all of those sales take place in Indiana or at the Indiana border, and therefore do not constitute utility operations outside of Indiana.
   SEE WPL HOLDINGS, INC., 40 SEC Docket 491 at 499 (February 26, 1988) (citing SIERRA PACIFIC RESOURCES, 40 SEC Docket 103 at 114 (January 28, 1988)). Because Industries will not derive "any material part of its income" from Bay State or Northern, their operations may be disregarded for purposes of determining whether Industries' operations are "predominantly intrastate in character." SEE COMMONWEALTH EDISON COMPANY, 28 S.E.C. 172 at 173 (1948); WPL HOLDINGS, INC., 40 SEC Docket 491 at 499 (February 26, 1988).

        Moreover, even if the out-of-state operations of Bay State and Northern are factored into the analysis, Industries' business would still be "predominantly intrastate in character." For the year ended December 31, 1997, the combined gross utility operating revenues, utility operating income and net utility income of Bay State and Northern (after intercompany eliminations) represented 19.10%, 12.04% and 9.51%, respectively, of Industries' PRO FORMA combined gross utility operating revenues, utility operating income and net utility income. Although the gross revenues percentage is higher than in any case in which the Commission has granted, by order, an exemption under
   Section 3(a)(1),<6> holding companies have claimed exemption under Rule 2 with disclosed out-of-state utility revenue percentages as high



   ---------------
   <6>  In SIERRA PACIFIC RESOURCES, 40 SEC Docket 103 at 114, n. 29
   (January 28, 1988), the Commission indicated that the operations of Sierra Pacific Resources' principal subsidiary were substantially intrastate even though the subsidiary derived 9.9% of its utility revenues from outside of its state of incorporation. The case did not involve the grant of an exemption under Section 3(a)(1).

   as 22.4%, which claims for exemption have not been challenged.<7> Moreover, for the reasons already noted, using gross revenues tends to overstate the relative size of Bay State and Northern to Industries' Indiana utility operations.

        C. The Exemption of Industries Will Not Be Detrimental to the Public Interest or Interest of Investors or Consumers.
             -----------------------------------------------------------

        For the reasons noted above, a finding by the Commission that Industries will not derive "any material part of its income" from either Bay State or Northern would not be inconsistent with settled interpretations of Section 3(a)(1). Moreover, while Bay State will contribute a higher percentage of Industries' consolidated net utility income than in any previous case in which the Commission has granted, by order, an exemption under Section 3(a)(1), it is clear that Industries is a substantially larger company than Bay State by any possible measure and that, in qualitative terms, granting Industries an exemption in this case will not, in the words of Section 3(a), be "detrimental to the public interest or the interest of investors or consumers." In this regard, it is noteworthy that the Division of Investment Management ("Division"), in its report entitled "THE

   --------------
   <7>  SEE E.G., 1983 Form U-3A-2 filed by Diversified Energies (File
   No. 69-271) (disclosing 22.4% of utility revenues from out-of-state operations). SEE TOO, 1998 Form U-3A-2 filed by Southwestern Energy Co. (File No. 69-248) (disclosing 27% of retail gas sales (in MCF) out-of-state; no revenues breakdown provided); 1998 Form U-3A-2 filed by TNP Enterprises, Inc. (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales (in MWH) to out-of-state customers, who comprise 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings Company (File No. 69-399) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out-of-state operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-state). In another instance, the Commission's Division of Corporate Regulation gave its informal assurances that it would not question a claim for exemption under Rule 2 by a holding company whose subsidiary would derive about 30% of its utility revenues from out-of-state operations. SEE CHESAPEAKE UTILITIES CORPORATION, SEC No-Action Letter dated August 31, 1978. In that letter, the Division Director acknowledged that there would be no detriment to effective regulation by permitting the holding company to claim an exemption.

   REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES" (June 1995) ("Division Report"), recommended that the Commission apply a more liberal standard for exemptions under Section 3(a). Rather than redefining phrases such as "predominantly intrastate" and "material part of income" in terms of any bright-line numerical limits, however, the Division urged the Commission to adopt a more flexible standard for exemption under Section 3(a) that takes into account the ability of the affected States to "adequately protect utility consumers against any detriment that might be associated with certain activities of exempt holding companies." Division Report, pp. 119 - 120.

        In this case, Industries' acquisition of Bay State is subject to review and approval by the Massachusetts Department of Telecommunications and Energy ("MDTE") and its acquisition of Northern is subject to review and approval by both the New Hampshire Public Utilities Commission ("NHPUC") and the Maine Public Utilities Commission ("MPUC"). In the petitions that were filed with the three state commissions (Exhibits D-1, D-3 and D-5 hereto), Bay State and Northern requested approval for both the "preferred" structure, under which Industries would acquire the voting securities of Bay State and Northern and hold them as additional public-utility subsidiaries, as well as the "alternate" structure, under which Bay State and Northern would be merged into Industries' predominant subsidiary, Northern Indiana, which would thereafter conduct public utility operations in Massachusetts, New Hampshire and Maine through separate divisions. In the petitions, the applicants explicitly state that the "preferred" merger structure is subject to SEC approval under the Act and that Industries would not consummate the transaction under the "preferred" structure if the SEC does not approve the transaction or if the status of Industries as an exempt holding company would be jeopardized. Thus, should all three state commissions approve the transaction, it would be so with the clear understanding that the "preferred" structure is dependent upon Industries' ability to maintain its current exemption under the Act.

        By order dated June 12, 1998, the MPUC approved the merger proposal under either merger structure, as well as a related stipulation among the parties. The petitions filed with the NHPUC and MDTE are expected to be acted upon not later than August 19, 1998.<8>


   --------------
   <8>  The principal issue in all three proceedings relates to the impact of the acquisition premium to be paid for Bay State's shares on future rates of Bay State and Northern. In each proceeding, the petitioners offered a proposed form of settlement on this issue. In the Maine proceeding, the Office of the Public Advocate supported the merger based on expectations that the transaction should lend increased financial strength to Northern and its operations in Maine and that there should be significant opportunities for supply resource
   savings . . .   MPUC Order Approving Stipulation and Merger, p. 3.

        Under either the "preferred" or "alternate" merger structure, the MDTE will have the same jurisdiction and authority over Bay State's rates, services and operations as it currently has, and its ability to protect ratepayers will not be impaired by virtue of Bay State's ownership by an out-of-state holding company. Pursuant to M.G.L. c. 164, Section 76A, the MDTE will have general supervisory authority over Industries, as an affiliate of Bay State, with respect to any relations, transactions and dealings that may affect Bay State's operations. For example, the MDTE may investigate the price of gas supplied by an affiliate (Section 76A), examine the books and records of affiliates (Section 85), approve contracts for services between Bay State and an affiliated company (Sections 85A, 94B); and require periodic reports by Bay State regarding its affiliate transactions (Section 76A).

        The jurisdiction of the NHPUC over Northern's rates, services and operations will also be unchanged following its acquisition by Industries, under either merger structure. Pursuant to RSA 366:5, the NHPUC will have full power and authority to investigate contracts for services between Northern and its affiliates, and may require Northern to submit full information with respect to any purchase from or sale to an affiliate. The NHPUC has the power to disapprove any affiliate contracts for services, or any purchase or sale that it finds to be unjust or unreasonable. The NHPUC may also require information from Northern, or Industries, as to the direct or indirect control of Northern in order to enforce its regulatory authority.

        In Maine, under either merger structure, the MPUC will retain its present regulatory control over Northern's rates, services and operations. Affiliate transactions and dealings are expressly regulated by the MPUC under 35-A M.R.S.A. Section 707. The MPUC has broad jurisdiction over dealings between a public utility and its affiliates, including credit arrangements, loans and contracts or
   arrangements for any services.  Section 707(3).   The MPUC may also
   inspect the books, records, accounts and papers of any affiliated interest of Northern which relate to a transaction with Northern.
   Section 707(2).

        As the foregoing demonstrates, whether the transaction is consummated under the "preferred" or "alternate" structure, each of the affected state commissions will have the ability to protect utility customers of Bay State and Northern against any possible detriment that might be associated with the relationship of such companies to Industries. Granting Industries' request for an exemption, therefore, will not be "detrimental to the public interest or interest of investors or consumers."

                                  SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Amendment No. 3 to the Application or Declaration previously filed herein to be signed on its behalf by the undersigned thereunto duly authorized.


                                 NIPSCO INDUSTRIES, INC.

                            By:  /s/ Gary L. Neale
                                 ----------------------------------
                                 Name:     Gary L. Neale
                                 Title:    Chairman and President

   Date:     July 17, 1998